Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 9

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended March 31, 2015 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$306	$334
Restricted deposits	-	9
Other receivables and prepaid expenses	31	64

Total current assets	337	407

NON-CURRENT ASSETS:
Property and equipment, net	-	2

Total non-current assets	-	2

Total assets	$337	$409

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$193	$167
Other accounts payable and accrued liabilities	36	56

Total current liabilities	229	223

EQUITY:
Share capital	-	-
Additional paid-in capital	34,051	34,051
Accumulated deficit	(33,943)	(33,865)

Total equity	108	186

Total liabilities and deficit	$337	$409

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Three month ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Expenses:
General and administrative expenses	$85	$(15)	$602
Gain on settlement of accounts payable and other payables	-	(431)	(1,374)

Total expenses	85	(446)	(772)

Operating profit (loss)	(85)	446	772

Foreign Exchange gain (loss)	7	(40)	(37)

Profit (loss) before income taxes	(78)	406	735
Income taxes		-	-

Net profit (loss) and comprehensive profit (loss)	$(78)	$406	$735

Basic and diluted net profit (loss) per share attributable to equity holders of the parent	$(0.01)	$0.05	$0.06

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,292,022	12,052,073	12,158,302

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

			Attributable to equity holders of the parent
	Number of	Share	Additional paid in	Accumulated		Total
	shares	capital	capital	deficit	Total	Equity (deficit)

Balance as of January 1, 2014	12,052,022	$-	$34,023	$(34,600)	$(577)	$(577)

Shares and warrants issued in private placement, net	240,000	-	60	-	60	60
Share-based compensation	-	-	(32)	-	(32)	(32)
Net profit and comprehensive profit	-	-	-	735	735	735

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186	$186

Net loss and comprehensive loss	-	-	-	(78)	(78)	(78)

Balance as of March 31, 2015 (unaudited)	12,292,022	$-	$34,051	$(33,943)	$108	$108

			Attributable to equity holders of the parent
	Number of	Share	Additional paid in	Accumulated		Total
	shares	capital	capital	deficit	Total	equity

Balance as of January 1, 2014	12,052,022	-	$34,023	$(34,600)	$(577)	$(577)
Share-based compensation	-	-	(69)	-	(69)	(69)
Net profit and comprehensive profit	-	-	-	406	406	406

Balance as of March 31, 2014 (unaudited)	12,052,022	$-	$33,954	$(34,194)	$(240)	$(240)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Cash flows from operating activities:
Net profit (loss)	$(78)	$406	$735
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	-	4	-
Depreciation	-	19	45
Loss on sale of fixed assets	1	-	3
Gain on settlement of accounts payable and other payables	-	(431)	(1,374)
Share-based recovery	-	(69)	(32)

	1	(481)	(1,358)

Changes in operating asset and liability items:
Decrease in accounts receivable, other receivables and prepaid expenses	33	2,135	2,449
Increase (decrease) in trade payables	26	(1,284)	(1,276)
Decrease in other accounts payable and accrued liabilities	(20)	(616)	(930)

	39	235	243

Net cash generated (used) in operating activities	(38)	164	(380)

Cash flows from investing activities:
Proceeds from sale of equipment	1	-	11
Decrease in restricted cash	9	15	26

Net cash generated from investing activities	10	15	37

Cash flows from financing activities:
Proceeds from issue of shares	-	-	60
Net cash generated from financing activities	-	-	60

Exchange rate differences for cash and cash equivalents	-	(4)	-

Increase (decrease) in cash and cash equivalents	(28)	175	(283)
Cash and cash equivalents at the beginning of the period	334	617	617

Cash and cash equivalents at the end of the period	$306	$792	$334

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. The Company has an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.

These financial statements have been prepared in a condensed format as of March 31, 2015, for the three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014, and for the year then ended and the accompanying notes.

b.         Financial position:

As reflected in the consolidated financial statements, as of March 31, 2015, the Company had an accumulated deficit of $33,943. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended March 31, 2015, was as follows:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2014 (audited)	416,000	6.00
Options forfeited	(58,000)	9.00

Balance at March 31, 2015 (unaudited)	358,000	5.50

The following table summarizes information about stock options outstanding and exercisable as of March 31, 215 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

July 22, 2010	July 21, 2015	$ 3.75	$ 9.00	16,667	16,667	0.31
January 11, 2011 (*)	January 10, 2016	$ 9.90	$ 9.55	70,000	70,000	0.78
March 18, 2011 (*)	March 17, 2016	$ 8.85	$ 8.54	6,667	6,667	0.96
May 3, 2011 (*)	May 2, 2016	$ 7.80	$ 7.12	16,667	14,583	1.09
December 1, 2011 (*)	November 30, 2016	$ 3.30	$ 5.93	2,000	1,750	1.67
August 22, 2012 (*)	August 21, 2017	$ 1.05	$ 2.37	246,000	246,000	2.39

				358,000	355,667

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on March 31, 2015.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY (Cont.)

b.     Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of March 31, 2015:
Issue date	Expiry date	Grant date fair value	Exercise price (**)	Number of warrants

August 9, 2012	August 9, 2015	$ 0.07	$ 0.16	79,012,640

(*)	Following the Company’s two prior share consolidations, every 15 previously issued warrants will be convertible into one Common Share of the Company.

(**)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of March 31, 2015

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NOTE 6:-	RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2015, the Company incurred $34 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $80 during the three month period ended March 31, 2014.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

NOTE 7:-	SUBSEQUENT EVENTS

On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000  units (“Units”) for gross proceeds of $241. Each Unit consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

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